UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The Annual General Meeting of Shareholders (the “Annual General Meeting”) of China New Borun Corporation (the “Company”) was held at 3:00 p.m., local time, on December 21, 2010, at the Company’s corporate offices located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People’s Republic of China. At the meeting:

1.               The proposal to elect Jinmiao Wang as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 98.27% of the votes cast at the meeting voted in favor of the proposal.

2.               The proposal to elect Rong Chen as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 98.27% of the votes cast at the meeting voted in favor of the proposal.

3.               The proposal to elect Raymond S. Chadwick as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 97.73% of the votes cast at the meeting voted in favor of the proposal.

4.               The proposal to elect Lucy Guo as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or her earlier death, resignation or removal, was passed by shareholders. 97.73% of the votes cast at the meeting voted in favor of the proposal.

5.               The proposal to elect Binbin Jiang as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 97.73% of the votes cast at the meeting voted in favor of the proposal.

6.               The proposal to ratify the appointment of BDO China Li Xin Da Hua Co., Ltd. as the independent auditors for the fiscal year ending December 31, 2010 was passed by shareholders. 97.39% of the votes cast at the meeting voted in favor of the proposal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

	By:	/s/ Bing Yu
	Name:	Bing Yu
	Title:	Chief Financial Officer

Date: December 22, 2010